September 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director

Jacqueline Kaufman, Staff Attorney

Re:	Social Investment Holdings, Inc.
Offering Statement on Form 1-A File No. 024-10723
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Social Investment Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Offering Statement on Form 1-A (File No. 024-10723), as amended (the “Offering Statement”), so that it may become effective at 3:00 p.m. Eastern Daylight Time on Wednesday, September 27, 2017, or as soon as practicable thereafter. There are no underwriters relating to the issuance of the securities being qualified and, accordingly, none join in this request for acceleration.

The Registrant hereby authorizes Randall S. Goulding of Securities Counselors, Inc. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Offering Statement effective, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Goulding at (847) 948-5431. We also respectfully request that a copy of the written Order of Effectiveness from the Commission verifying the effective time and date of such Offering Statement be sent to Securities Counselors, Inc., attention: Randall S. Goulding, via facsimile at (484) 450-5130.

Best Regards,

SOCIAL INVESTMENT HOLDINGS, INC.

/s/ Julius V. Jackson

Julius V. Jackson, President

cc: Randall S. Goulding